As filed with the Securities and Exchange Commission on May 13, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

HSBC Holdings plc

(Translation of registrant’s name into English)

42nd Floor, 8 Canada Square,

London E14 5HQ, England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

.............................N/A..............................

The Royal Bank of Scotland Group plc released the below announcement to The Stock Exchange of Hong Kong Limited on 9 May 2008 pursuant to s.324 of Part XV of the Securities and Futures Ordinance (Cap. 571).

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation HSBC HLDGS PLC			
2. Stock code	0005	**4. Number of issued shares in class**	
3. Class of shares	Ord Shares	11,867,443,657	

5. Name of substantial shareholder The Royal Bank of Scotland Group plc	**8. Business registration number** None	
	9. Place of incorporation United Kingdom	Certificate of Incorporation No. 45551
6. Registered office 36 St Andrew Square, Edinburgh, Scotland, United Kingdom, EH2 2YB	**10. Contact person** Richard Hopkins	
	11. Daytime tel. No. 442077144459	**12. e-mail address** richard.hopkins@rbs.co.uk
7. Principal place of business in Hong Kong None	**13. Exchange on which listed** London Stock Exchange	
	14. Name of listed parent and exchange on which parent is listed None	

15. Date of relevant event

02	05	2008
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

08	05	2008
(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	- Select -	- Select -	- Select -		HKD				- Select -
Short position	113	205	205	302,550,182

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	688,592,723	5.80
Short position	850,475,114	7.17
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	694,558,427	5.85
Short position	547,924,932	4.62
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	694,558,427	547,924,932
- Select -		
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
404	202,092,939	131,679,459
- Select -		
- Select -		
- Select -		
- Select -		

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
The Royal Bank of Scotland plc	36 St Andrew Square, Edinburgh, Scotland, United Kingdom, EH2 2YB	The Royal Bank of Scotland Group plc	100.00	N	4,685,428	0
The Royal Bank of Scotland plc	36 St Andrew Square, Edinburgh, Scotland, United Kingdom, EH2 2YB	The Royal Bank of Scotland Group plc	100.00	Y	224,531,307	217,662,866
Adam & Company Group Plc	22 Charlotte Square, Edinburgh, Scotland, United Kingdom, EH2 4DF	The Royal Bank of Scotland plc	100.00	N	2,418,927	0
Adam & Company Investment Management Ltd	22 Charlotte Square, Edinburgh, Scotland, United Kingdom, EH2 4DF	Adam & Company Group Plc	100.00	Y	2,404,747	0
Adam & Company International Ltd	St Andrew House, Le Bordage, St Peter Port, Guernsey, Channel Islands, United Kingdom	Adam & Company Group Plc	100.00	Y	14,180	0
RBSG International Holdings Ltd	24/25 St Andrew Square, Edinburgh, Scotland, United Kingdom, EH2 1AF	The Royal Bank of Scotland plc	100.00	N	29,158	0
Citizens Financial Group Inc	One Citizens Plaza, Providence, Rhode Island, USA	RBSG International Holdings Ltd	100.00	N	29,158	0
RBS Citizens NA	833 Broadway Street, Albany, New York, NY 12207, USA	Citizens Financial Group Inc	100.00	Y	29,158	0

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position

2

Continuation Sheet

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
National Westminster Bank Plc	135 Bishopsgate, London, United Kingdom, EC2	The Royal Bank of Scotland plc	100.00	N	1,604,053	0
National Westminster Bank Plc	135 Bishopsgate, London, United Kingdom, EC2	The Royal Bank of Scotland plc	100.00	Y	633,290	0
Coutts & Co	440 Strand, London, United Kingdom, WC2R 0QS	National Westminster Bank Plc	100.00	Y	1,361,898	0
Ulster Bank Ltd	11-16 Donegall Square East, Belfast, Northern Ireland, BT1 5HD	National Westminster Bank Plc	100.00	N	6,063	0
Ulster Bank (Ireland) Holdings	Ulster Bank Group Centre, George's Quay, Dublin 2, Republic of Ireland	Ulster Bank Ltd	100.00	N	6,063	0
Ulster Bank Holdings (ROI) Limited	Ulster Bank Group Centre, George's Quay, Dublin 2, Republic of Ireland	Ulster Bank (Ireland) Holdings	100.00	N	6,063	0
Ulster Bank Dublin Trust Ltd	PO Box 145, 33 College Green, Dublin 2, Republic of Ireland	Ulster Bank Holdings (ROI) Limited	100.00	N	6,063	0
National Westminster International Holdings BV	Kokermolen 16, 3994 DH Houten, The Netherlands	National Westminster Bank Plc	100.00	N	236,092	0
RBS Netherlands Holdings B.V.	Kokermolen 16, 3994 DH Houten, The Netherlands	National Westminster International Holdings BV	100.00	N	236,092	0
RBS Coutts Bank Ltd	Talstrasse 59 CH 8002, Zurich, Switzerland	RBS Netherlands Holdings B.V.	100.00	Y	236,092	0
RFS Holdings B.V.	Strawinskylaan 3105, 1077 ZX, Amsterdam, The Netherlands	The Royal Bank of Scotland Group plc	38.28	N	465,341,692	330,262,066
ABN AMRO Holding N.V.	Gustav Mahlerlaan, 10, 1082 PP, Amsterdam, The Netherlands	RFS Holdings B.V.	100.00	N	465,341,692	330,262,066

ABN AMRO Bank N.V.	Gustav Mahlerlaan, 10, 1082 PP, Amsterdam, The Netherlands	ABN AMRO Holding N.V.	100.00	Y		465,341,692	330,262,066

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:  /s/ Nicola Black

Name: Nicola Black

Title: Assistant Secretary

Date: May 13, 2008